Exhibit 99.1

St. John's, NL – September 23, 2020

FORTIS INC. PROVIDES NEW FIVE-YEAR CAPITAL OUTLOOK, EXTENDS DIVIDEND GUIDANCE AND ANNOUNCES TARGET TO REDUCE CARBON EMISSIONS

Highlights

•	Five-year capital investment plan of $19.6 billion, up $800 million from the prior year's plan
•	Fourth quarter 2020 common share dividend of $0.505, representing a 5.8% increase
•	Average annual dividend growth guidance of 6% extended to 2025
•	New 75% carbon emissions reduction target by 2035 compared to 2019

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today announced its new five-year capital investment plan of $19.6 billion for the period 2021 to 2025, up $800 million from the prior year's plan. Consolidated rate base is projected to increase from $30.2 billion in 2020 to $36.4 billion in 2023 and $40.3 billion in 2025, translating into three and five-year compound annual growth rates of 6.5% and 6.0%, respectively.

"With nearly $20 billion of capital planned over the next five years, our customers will continue to benefit from the safe, reliable and affordable service we provide," said Barry Perry, President and CEO, Fortis. "The new five-year plan supports our investment-grade credit ratings and dividend growth, providing stability for our shareholders."

The five-year capital plan includes investments of $5.1 billion at ITC for electric transmission infrastructure to expand system capacity, improve reliability through system upgrades and provide customers access to more cost-effective renewable energy. At FortisBC we expect to invest $4.4 billion in natural gas and electric infrastructure including investments to improve gas line safety and integrity, new natural gas storage to improve resiliency and infrastructure to serve customer-owned LNG export facilities. At UNS Energy in Arizona, we expect to invest $3.8 billion in transmission, distribution and generation infrastructure to support a cleaner energy future. The capital investment plan is expected to be primarily funded with cash from operations, debt raised at the utilities and common equity from the Corporation's dividend reinvestment plan.

The Corporation continues to monitor current impacts of the COVID-19 pandemic. Our utilities are keeping the health and safety of our employees and customers at the forefront while we deliver essential electricity and natural gas to homes and businesses across North America. Major capital projects are progressing as planned and remain on track. Our $4.3 billion capital expenditure plan for 2020 remains on target and is expected to grow rate base this year by approximately 8%.

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Corporate-Wide Carbon Emissions Reduction Target Established

Today the Corporation is building on its low emissions profile by establishing an aggressive corporate-wide target to reduce carbon emissions by 75% by 2035 from a 2019 base year. Fortis expects to achieve the target through delivering on Tucson Electric Power's goal to reduce carbon emissions by exiting coal generation and adding approximately 2,400 megawatts of wind and solar power systems and 1,400 megawatts of energy storage systems. Clean energy initiatives across the Corporation's other utilities will also contribute to achieving this goal.

"Today we are committing to a sustainable future with our new emissions reduction target which will provide our customers and communities with cleaner energy," said Perry. "By 2035, virtually all of the Corporation’s business will be comprised of energy delivery and renewable, carbon-free generation."

Executing on this carbon emissions reduction target as well as key industry trends including asset resiliency, grid modernization and the delivery of cleaner energy are expected to enhance our organic growth strategy and drive incremental investments beyond the five-year capital plan giving the Corporation confidence in its long-term growth profile.

Dividends and Dividend Guidance

The Board declared a common share dividend of $0.505 per share on the issued and outstanding fully paid common shares of the Corporation, representing a 5.8% increase in the quarterly dividend, payable on December 1, 2020 to the common Shareholders of Record at the close of business on November 18, 2020. In addition, the Corporation has extended its targeted average annual dividend per common share growth of approximately 6% to 2025 based on a 2020 annualized dividend of $1.91. Effective December 1, 2020, the 2% discount offered on common share issuances under the dividend reinvestment plan will be reinstated.

The continuation of dividend growth guidance is premised on several assumptions, including the continued good performance of our utilities, growth in our service territories, the expectation of reasonable outcomes for regulatory proceedings, no material impacts of the COVID-19 pandemic and the successful execution of the Corporation's five-year capital investment plan.

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The Board has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on December 1, 2020 to the Shareholders of Record at the close of business on November 18, 2020;

2.	$0.2745625 per share on the First Preference Shares, Series "G" of the Corporation, payable on December 1, 2020 to the Shareholders of Record at the close of business on November 18, 2020;

3.	$0.11469 per share on the First Preference Shares, Series "H" of the Corporation, payable on December 1, 2020 to the Shareholders of Record at the close of business on November 18, 2020;

4.	$0.100661 per share on the First Preference Shares, Series "I" of the Corporation, payable on December 1, 2020 to the Shareholders of Record at the close of business on November 18, 2020;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on December 1, 2020 to the Shareholders of Record at the close of business on November 18, 2020;

6.	$0.2455625 per share on the First Preference Shares, Series "K" of the Corporation, payable on December 1, 2020 to the Shareholders of Record at the close of business on November 18, 2020;

7.	$0.2445625 per share on the First Preference Shares, Series "M" of the Corporation, payable on December 1, 2020 to the Shareholders of Record at the close of business on November 18, 2020; and

8.	$0.505 per share on the Common Shares of the Corporation, payable on December 1, 2020 to the Shareholders of Record at the close of business on November 18, 2020.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $56 billion as at June 30, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

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Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures and expected funding sources for 2020 and the period from 2021 through 2025; targeted average annual dividend growth through 2025; the 2035 carbon emissions reduction target; forecast rate base for 2023 and 2025; TEP's carbon emissions reduction target, 2035 generation mix and coal-fired generation retirements; and the expectation that execution of the carbon emissions target as well as key industry trends will drive incremental investments beyond the five-year capital plan.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such factors or assumptions include, but are not limited to: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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Teleconference to Discuss New Five-Year Outlook

A teleconference and webcast will be held today, September 23, 2020, at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, Jocelyn Perry, Executive Vice President and Chief Financial Officer, David Hutchens, Chief Operating Officer and CEOs from certain subsidiaries will provide an update on operations and the business outlook for 2021 to 2025 including the capital plan and sustainability initiatives.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the conference will be available two hours after the conclusion of the call until October 23, 2020. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 7849679.

For further information contact

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

248.946.3572

investorrelations@fortisinc.com

Media Enquiries:

Ms. Karen McCarthy

Vice President, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com

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